Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

W. R. Berkley Corporation:

We consent to the use of our reports dated February 27, 2017, with respect to the consolidated balance sheets of W. R. Berkley Corporation and Subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2016, and all related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2016, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

New York, New York

November 14, 2017